The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the period ended October 31, 1999, amounts have been reclassified to reflect a decrease in paid-in capital of $15. Undistributed net investment income was increased by the same amount.